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FRONTIER INSURANCE GROUP, INC.            1996 FORM 10-K              EXHIBIT 12





                Computation of Ratio of Earnings to Fixed Charges
                 (in thousands, except per share dollar amounts)


                                                               Year Ended December 31
                                                  -------------------------------------------------
                                                   1996      1995       1994      1993       1992
                                                  ------    -------    -------   -------    -------
Income before income taxes
  and cumulative effect of change
  in accounting principle                         56,659     43,280     21,330    30,293     25,198

Add:

  Minority Interest and interest expense           4,247        895
  Net amortization of debt issuance costs             39
  Interest portion of rental expense                 371        240

Earnings available for payment of combined
  fixed charges and preferred stock dividends     61,316     44,415     21,330    30,293     25,198

Combined fixed charges:

  Minority Interest and interest expense           4,247        895
  Net amortization of debt issuance costs             39
  Interest portion of debt issuance costs            371        240

Total Combined fixed charges                       4,657      1,135

Ratio of earnings to combined fixed charges (1)     13.2       39.1        N/A       N/A        N/A


(1) For purposes of determining this ratio, earnings consist of income before federal income taxes, cumulative effect of accounting change plus fixed charges. Fixed Charges consist of 1) minority interest-preferred securities of subsidiary trust, and interest expense on short-term debt, 2) net amortization of debt issuance costs and 3) the portion of rental expense that is representative of the interest factor.



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